		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		September 30, 2023
		(in € m.)
	Debt (1) :
	Long-term debt	116,358
	Trust preferred securities	514
	Long-term debt at fair value through profit or loss	8,788
	Total debt	125,660

	Shareholders' equity:
	Common shares (no par value)	5,223
	Additional paid-in capital	40,056
	Retained earnings	20,423
	Common shares in treasury, at cost	(311)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(1,138)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(575)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss , net of tax	54
	Foreign currency translation, net of tax	(119)
	Unrealized net gains from equity method investments	(12)
	Total shareholders' equity	63,600
	Equity component of financial instruments	8,575
	Noncontrolling interest	1,774
	Total equity	73,949
	Total capitalization	199,609
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[1]	€ 46,151 million (37%) of our debt was secured as of September 30, 2023.

Due to rounding, numbers may not add up precisely to the totals provided.